                                                                    Exhibit 99.4

                       CONSOLIDATED FINANCIAL STATEMENTS

46 CONSOLIDATED FINANCIAL STATEMENTS


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of TRANSITION THERAPEUTICS INC. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements and in other sections of this Annual Report.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.

The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management and with the shareholders' auditors. The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.

The shareholders' auditors have full access to the Audit Committee, with and without management being present. The consolidated financial statements have been examined by the shareholders' independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.


/s/ Tony Cruz                           /s/ Elie Farah
-------------------------------------   ----------------------------------------
Tony Cruz                               Elie Farah
Chief Executive Officer                 Chief Financial Officer

September 13, 2006

                                            CONSOLIDATED FINANCIAL STATEMENTS 47


AUDITORS' REPORT

To the Shareholders of
TRANSITION THERAPEUTICS INC.

We have audited the consolidated balance sheet of TRANSITION THERAPEUTICS INC. as at June 30, 2006 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at and for the year ended June 30, 2005 were audited by other auditors who expressed an opinion without reservation in their report dated August 12, 2005.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada,
August 31, 2006
(except for Note 22 which is as of October 16, 2006)

48 CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS

As at June 30

                                                                     2006          2005
                                                                      $             $
                                                                 -----------   -----------
ASSETS
CURRENT
Cash and cash equivalents [note 5]                                 4,074,582     6,598,221
Short-term investments [note 5]                                   10,930,855    14,000,748
Receivables                                                          371,663       170,116
Investment tax credits receivable [note 6]                         1,176,066       566,339
Research inventory                                                   587,501       709,444
Prepaid expenses and deposits                                        469,956       407,524
Assets held for sale [note 4]                                        381,948            --
                                                                 -----------   -----------
TOTAL CURRENT ASSETS                                              17,992,571    22,452,392
Long-term research inventory                                       2,638,098     1,872,643
Deferred charges [note 9]                                            116,208       125,040
Capital assets, net [note 7]                                       1,596,643       453,166
Intangible assets [note 8]                                        37,067,829    12,310,463
Investment in ENI [note 3]                                                --     2,121,566
Net assets transferred under contractual arrangement [note 10]            --     1,093,922
                                                                 -----------   -----------
                                                                  59,411,349    40,429,192
                                                                 ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                           3,396,013     2,150,933
Current portion of long-term debt [note 12]                          292,124            --
Current portion of deferred revenue [note 9]                         657,541       465,107
Current portion of obligation under capital leases [note 19]          18,390        17,019
                                                                 -----------   -----------
TOTAL CURRENT LIABILITIES                                          4,364,068     2,633,059
Deferred revenue [note 9]                                          1,596,727     1,727,972
Liability to ENI subject to guaranteed share value obligation             --       820,900
Obligation under capital leases [note 19]                             30,401        48,791
Leasehold inducement                                                 102,888            --
Future tax liability [note 15]                                     8,015,366            --
Contingent consideration payable [note 3]                         10,520,692            --
                                                                 -----------   -----------
TOTAL LIABILITIES                                                 24,630,142     5,230,722
                                                                 -----------   -----------
Commitments [note 19]
Guarantees [note 20]
Subsequent events [note 22]
SHAREHOLDERS' EQUITY
Share capital
   Common shares [note 13[b]]                                     99,563,853    77,254,351
   Contributed surplus                                             4,469,987     2,811,966
   Stock options [note 13[d]]                                        774,858       743,628
   Warrants [note 13[c]]                                                  --       486,615
   Exchange Rights [note 13[e]]                                           --       388,000
Deficit                                                          (70,027,491)  (46,486,090)
                                                                 -----------   -----------
TOTAL SHAREHOLDERS' EQUITY                                        34,781,207    35,198,470
                                                                 -----------   -----------
                                                                  59,411,349    40,429,192
                                                                 ===========   ===========

See accompanying notes

On behalf of the Board:


/s/ Tony Cruz                           /s/ Christopher Henley
-------------------------------------   ----------------------------------------
Tony Cruz                               Christopher Henley
Director                                Director

                                            CONSOLIDATED FINANCIAL STATEMENTS 49


CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended June 30

                                                                  2006          2005
                                                                   $             $
                                                              -----------   -----------
REVENUES
Management fees from ENI                                          239,930            --
Licensing fees                                                    131,244       109,370
                                                              -----------   -----------
                                                                  371,174       109,370
                                                              -----------   -----------
EXPENSES
Research and development [note 6]                              11,060,455     3,944,096
General and administrative                                      3,140,800     2,944,105
Amortization                                                   10,749,411     8,209,627
Foreign exchange (gain) loss                                      (82,043)        6,357
Loss on disposal of capital assets and assets held for sale        58,034            --
Loss on short-term investments                                     63,000            --
                                                              -----------   -----------
                                                               24,989,657    15,104,185
                                                              -----------   -----------
Loss before the following                                     (24,618,483)  (14,994,815)
Interest income, net                                              413,380       513,822
Equity loss in ENI [note 3]                                      (477,723)     (183,626)
Losses of company transferred under
   contractual arrangement [note 10]                             (618,922)     (606,243)
                                                              -----------   -----------
Loss before income taxes                                      (25,301,748)  (15,270,862)
Future income taxes recovery [note 15]                          1,760,347     1,047,754
                                                              -----------   -----------
NET LOSS FOR THE YEAR                                         (23,541,401)  (14,223,108)
                                                              -----------   -----------
DEFICIT, BEGINNING OF YEAR, AS ORIGINALLY STATED              (46,486,090)  (32,217,802)
Adjustment for change in accounting policy related to
   stock-based compensation [note 2]                                   --       (45,180)
                                                              -----------   -----------
DEFICIT, BEGINNING OF YEAR, AS RESTATED                       (46,486,090)  (32,262,982)
                                                              -----------   -----------
DEFICIT, END OF YEAR                                          (70,027,491)  (46,486,090)
                                                              ===========   ===========
BASIC AND DILUTED NET LOSS PER COMMON SHARE
   [note 13[b][iv]]                                           $     (0.17)  $     (0.12)
                                                              ===========   ===========

See accompanying notes

50 CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30

                                                                     2006          2005
                                                                      $             $
                                                                 -----------   -----------
OPERATING ACTIVITIES
Net loss for the year                                            (23,541,401)  (14,223,108)
Add (deduct) items not involving cash:
   Amortization of:
      capital assets                                                 387,274       128,201
      intangible assets                                           10,655,113     8,136,604
      deferred charges                                                 8,832            --
      leasehold inducement                                                --       (21,578)
   Leasehold inducement                                              102,888            --
   Write-off of research inventory                                   296,687        76,825
   Recovery of future income taxes                                (1,760,347)   (1,048,324)
   Stock-based compensation expense                                  405,699       379,374
   Equity loss in ENI                                                477,723       183,626
   Losses of company transferred under
      contractual arrangement [note 10]                              618,922       606,243
   Loss on disposal of capital assets and assets held for sale        58,034            --
   Loss on short-term investments                                     63,000            --
   Management fees from ENI                                         (239,930)           --
   Foreign exchange loss (gain)                                      (36,012)           --
                                                                 -----------   -----------
                                                                 (12,503,518)   (5,782,137)
Net change in operating assets and
   liabilities [note 17]                                             232,953      (484,338)
                                                                 -----------   -----------
CASH USED IN OPERATING ACTIVITIES                                (12,270,565)   (6,266,475)
                                                                 -----------   -----------
INVESTING ACTIVITIES
Redemption (purchase) of short-term investments                    3,189,893   (14,000,748)
Acquisition of Protana assets [note 4]                            (3,109,756)           --
Investment in ENI [note 3]                                          (381,062)   (1,096,292)
Purchase of capital assets                                          (234,919)     (114,764)
Proceeds on disposal of capital assets                                 3,573            --
Net cash received from contractual arrangement [note 10]             475,000       254,996
Cash received on acquisition of ENI [note 3]                       1,040,471            --
ENI acquisition costs                                               (253,296)           --
                                                                 -----------   -----------
CASH PROVIDED BY (USED IN)
   INVESTING ACTIVITIES                                              729,904   (14,956,808)
                                                                 -----------   -----------
FINANCING ACTIVITIES
Proceeds from bought deal financing, net [note 13 [b]]             9,648,600            --
Proceeds from assets held for sale                                 2,118,220            --
Repayment of long term debt                                       (2,740,795)           --
Repayment of obligation under capital leases                         (17,019)      (20,554)
Proceeds from issuance of common shares, net [note 13[d][i]]           8,016    10,200,903
                                                                 -----------   -----------
CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES                                            9,017,022    10,180,349
                                                                 -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS DURING THE PERIOD                                  (2,523,639)  (11,042,934)
Cash and cash equivalents, beginning of period                     6,598,221    17,641,155
                                                                 -----------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                           4,074,582     6,598,221
                                                                 ===========   ===========

See accompanying notes

                                            CONSOLIDATED FINANCIAL STATEMENTS 51


1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. ["Transition" or the "Company"] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company's lead technologies are focused on the treatment of diabetes, Alzheimer's disease and hepatitis C.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc. and Waratah Pharmaceuticals Inc. ["Waratah"] and Waratah's wholly-owned subsidiary, Waratah Pharmaceuticals Corporation. Effective March 10, 2006, these consolidated financial statements also include the accounts of Ellipsis Neurotherapeutics Inc., 1255205 Ontario Inc., and 1255206 Ontario Inc.

All material intercompany transactions and balances have been eliminated on consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates included in these consolidated financial statements are the valuation of intangible assets, investment tax credits receivable, future income tax assets, inventory and impairment assessments of capital and intangible assets. Actual results could differ from the estimates used.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents are comprised of only highly liquid investments with original maturities of less than ninety days at the time of purchase and are valued at cost, which approximates fair value.

Short-term investments are temporary investments with original maturities of greater than ninety days and less than one year at the time of purchase and equity securities that are expected to be disposed of in the next fiscal year. Short-term investments are valued at the lower of cost and market.

INVESTMENT TAX CREDITS

Investment tax credits ["ITCs"] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. ITCs are accounted for using the cost reduction method, whereby they are netted against the related expenses or capital expenditures to which they relate.

52 CONSOLIDATED FINANCIAL STATEMENTS

RESEARCH INVENTORY

Research inventory, which is recorded at the lower of cost and net realizable value, represents material that will be used in future studies and clinical trials and will be recorded as research and development expense in the period it is used.

CAPITAL ASSETS

Capital assets, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment               30% and 45%
Office equipment and furniture   20%
Laboratory equipment             20%

Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.

INTANGIBLE ASSETS

Intangible assets consist of technology, patents and workforce. Intangible assets are recorded at cost and are being amortized on a straight line basis over 5 years.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company assesses its technology for recoverability whenever indicators of impairment exist. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. As at June 30, 2006, no impairment of capital assets and intangible assets was determined.

LEASES

Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation reflects the present value of future lease payments, discounted at the appropriate interest rate, and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed as incurred.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.

                                            CONSOLIDATED FINANCIAL STATEMENTS 53


VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 [AcG-15], "Consolidation of Variable Interest Entities", effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities ["VIEs"] refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should be consolidated.

The Company has analyzed its interests in entities which it does not wholly own and has determined that it has an interest in one VIE, Stem Cell Therapeutics Inc. ("SCT"). SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The Company has determined that it is not the primary beneficiary of SCT and therefore consolidation is not required. The nature of the Company's involvement with SCT is further described in note 10.

FINANCIAL INSTRUMENTS

Financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, receivables, investment tax credits receivable, accounts payable and accrued liabilities, obligation under capital leases, long term debt and contingent consideration payable. Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in fair value of a financial asset is other than temporary, the financial asset is written-down to its fair value.

As at June 30, 2006 and 2005, there are no significant differences between the carrying values of these amounts and their estimated market values because of the short term to maturity except for contingent consideration payable. It is not practicable to determine the fair value of the contingent consideration payable.

The Company is exposed to market risks related to volatility in interest rates for the Company's investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars.

REVENUE RECOGNITION

Upfront payments received in accordance with licensing agreements are deferred and amortized into income on a systematic basis over the term of the agreement. Amounts the Company expects to earn in the current fiscal year are included in current portion of deferred revenue and amounts expected to be earned in subsequent periods are included in deferred revenue.

Interest income is recognized on an accrual basis.

RESEARCH AND DEVELOPMENT

Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. To date, all of the development costs have been expensed.

STOCK BASED COMPENSATION

In accordance with the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", the Company expenses stock-based compensation awards for fiscal years beginning on or after January 1, 2004. Effective July 1, 2004, the Company adopted the recommendations of the amended CICA Handbook
Section 3870, which will result in the fair value method of accounting being used for all stock-based compensation. The impact of the adoption was a one time increase to deficit of $45,180, to stock options of $39,755 and to common shares of $5,425.

54 CONSOLIDATED FINANCIAL STATEMENTS

The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 14.

Compensation expense is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included in equity as stock options.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on conditions outside of the Company's control. If other assumptions are used, stock-based compensation could be significantly impacted.

The stock option balance, included in shareholders' equity, is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, the amount initially recorded for the options in stock options is credited to common shares, along with the proceeds received on the exercise. If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.

NET LOSS PER COMMON SHARE

Basic net loss per common share is determined by dividing the net loss by the weighted average number of common shares outstanding during the year. Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding. Diluted net loss per common share is in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year. All options are excluded from the calculation of diluted loss per common share as their effect is anti-dilutive.

FOREIGN EXCHANGE TRANSLATION

FOREIGN SUBSIDIARY

The Company's foreign indirect subsidiary is considered to be an integrated foreign operation and its accounts have been translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are re-measured at the exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are measured at historical rates. Revenue and expenses are measured at the average rate for the year. Resulting gains and losses are included in the consolidated statements of loss and deficit.

FOREIGN CURRENCY TRANSACTIONS

Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred. Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses are included in the consolidated statements of loss and deficit.

                                            CONSOLIDATED FINANCIAL STATEMENTS 55


3. ACQUISITION OF ELLIPSIS NEUROTHERAPEUTICS INC. ["ENI"]

Under the terms of the initial ENI agreement ("Initial Agreement") dated November 4, 2004, the Company acquired a 17% interest in ENI with the potential to increase this interest to approximately 52% through a share exchange at the option of certain ENI shareholders and consideration for the Company's management services.

Under the terms of the Initial Agreement, the Company received 2,400,000 ENI common shares, in exchange for i) 884,956 common shares of the Company "the Acquired Shares", ii) $1,000,000 in cash and iii) 4,000,000 (the "Exchange Rights"). Each Exchange Right allowed the holder to convert one ENI common share into 0.8264 common shares of the Company, until February 4, 2006.

With respect to the Acquired Shares, if at the second anniversary of the agreement, the aggregate of the total proceeds from any sale of the Acquired Shares and the fair market value of the Acquired Shares retained (at that time) by ENI is less than $1,000,000, then the Company will compensate ENI for any deficiency. As a result of this obligation, the Company assigned a nominal value to the shares issued and recorded a liability, net of the Company's interest.

In addition, under the terms of the Services Agreement ("Services Agreement") through leading the development of the ENI products, the Company had the potential to earn up to 1,600,000 ENI common shares over the 24-month period ending November 4, 2006, through the achievement of milestones. The fair value of any ENI common shares earned was recorded as revenue at the time the milestone was achieved. During the first quarter of fiscal 2006, Transition increased its interest in ENI to 18.5% as the Company met the first milestone and earned 100,000 ENI common shares. During the second quarter of fiscal 2006 the Company met the second milestone and earned an additional 200,000 common shares and also purchased an additional 346,420 common shares, increasing the Company's interest to 22.2%.

On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI. The common shares issued had a fair value of $863,937 plus the value of the Exchange Rights exercised of $145,500 for a total of $1,009,437. This transaction increased the Company's ownership in ENI to 33.2%. The remaining 2,500,000 Exchange Rights expired unexercised on February 4, 2006.

On March 10, 2006, the Company completed the step acquisition of ENI for share consideration of 18,985,308 Transition common shares, contingent clinical milestones potentially totaling $12.8 million payable in Transition common shares at the then market price and a royalty of up to 1% on net sales of AZD-103 product. The common shares issued are subject to a resale restriction period ranging from 4 to 12 months from the date of issue. Accordingly, for accounting purposes, the common shares issued have been discounted resulting in a fair value of approximately $0.57 per share. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression and improve symptoms such as cognitive function. In connection with the acquisition, Transition also acquired 100% of the outstanding common shares of 1255205 Ontario Inc. and 1255206 Ontario Inc.

56 CONSOLIDATED FINANCIAL STATEMENTS

The acquisition was accounted for as a step acquisition. The Company recognized its equity interest in the results of ENI from November 4, 2004 until March 10, 2006. The assets, liabilities and expenses of ENI have been included in the consolidated financial statements of the Company for the period of March 11, 2006 to June 30, 2006. Total consideration, which was determined by the fair value of the consideration given as at the date of the acquisition, including acquisition costs, was allocated to the assets acquired and liabilities assumed based on the fair values on the date of acquisition as follows:

                                                                $
                                                           ----------
ASSETS ACQUIRED
Cash                                                        1,040,471
Receivables                                                    33,596
Research inventory                                          1,183,975
Investment tax credits receivable                             591,851
Prepaid expenses                                                2,400
Capital assets                                                  1,960
Technology, products and patents [note 8]                  30,713,885
Investments                                                 1,183,000
Future income tax asset                                       932,820
                                                           ----------
                                                           35,683,958
LESS LIABILITIES ASSUMED
Accounts payable and accrued liabilities                       98,747
Loan payable [note 12[b]]                                      67,500
Future income tax liabilities                              10,708,534
                                                           ----------
NET ASSETS ACQUIRED                                        24,809,177
                                                           ==========
CONSIDERATION GIVEN
Investment in ENI, including accumulated equity loss        2,443,935
Common shares [note 13[b]]                                 10,727,317
Common shares issued for Exchange Rights [note 13[e][i]]      863,937
Contingent consideration payable                           10,520,692
Acquisition costs                                             253,296
                                                           ----------
                                                           24,809,177
                                                           ==========

The net of the amounts assigned to assets acquired and liabilities assumed exceeded the cost of the purchase ("excess" - sometimes referred to as "negative goodwill"). The Company has included in liabilities contingent consideration payable equivalent to the lesser of the maximum amount of the contingent consideration and the excess.

                                            CONSOLIDATED FINANCIAL STATEMENTS 57


4. ACQUISITION OF ASSETS FROM PROTANA INC.

Effective November 1, 2005, the Company purchased certain assets of Protana Inc. ("Protana"), a private company.

Under the terms of the agreement, the Company has purchased assets of Protana in exchange for approximately $3.1 million cash, assumption of approximately $3.0 million long-term debt [US $2,543,372], and 2.0 million common shares valued at $1.18 million. The common shares issued are subject to a resale restriction period ranging from 6 to 10 months from the date of issue. Accordingly, for accounting purposes, the common shares issued have been discounted resulting in a fair value of approximately $0.59 per share.

Total consideration for the purchased assets of Protana, including acquisition costs, has been allocated to the estimated fair values on the date of acquisition as follows:

                                                              $
                                                          ---------
ASSETS ACQUIRED
Prepaids                                                     47,450
Assets held for sale [i]                                  2,551,168
Capital assets                                            1,304,479
Technology [note 8]                                       3,459,633
Patents [note 8]                                            329,685
Workforce [note 8]                                          623,276
                                                          ---------
                                                          8,315,691
LESS LIABILITIES ASSUMED
Long-term debt [note 12]                                  3,001,433
Accounts payable and accrued liabilities                  1,019,933
                                                          ---------
NET ASSETS ACQUIRED                                       4,294,325
                                                          =========
CONSIDERATION GIVEN
Cash paid, including transaction costs                    3,109,756
Common shares, net of share issuance costs [note 13[b]]   1,184,569
                                                          ---------
                                                          4,294,325
                                                          =========

[i] Management has determined that some of the assets purchased are not consistent with the Company's corporate strategy and has decided to sell these assets. Under the terms of the agreement, the net proceeds received from the sale of the assets will be split equally with a group of specified creditors. Management anticipates that these assets will be sold within the next twelve months and, accordingly, they are disclosed as assets held for sale. At June 30, 2006, the balance of assets held for sale is $381,948.

58 CONSOLIDATED FINANCIAL STATEMENTS


5. CASH AND CASH EQUIVALENTS AND SHORT-TERM

INVESTMENTS

Substantially all of the Company's cash equivalents are invested in short-term investment accounts that invest in commercial paper and short-term instruments with a rating of R-1 or higher. The annualized rate of return on these funds at June 30, 2006 was 3.1% [2005 - 2.3%].

Short-term investments consist of bank acceptances and medium term note debentures totaling $10,810,855 at June 30, 2006 with interest rates between 3.9% and 4.0% and maturity dates between August 1, 2006 and August 28, 2006. Short-term investments also consist of equity securities with a market value of $120,000 as of June 30, 2006. Management intends to dispose of these securities within the next fiscal year and accordingly, they have been classified as current.

6. INVESTMENT TAX CREDITS

For the year ended June 30, 2006, investment tax credits of $202,000 [2005 - $247,763] were recorded as a reduction of research and development expenses. In addition, upon acquisition of ENI, the Company acquired investment tax credits of $591,851[note 3].

7. CAPITAL ASSETS

Capital assets consist of the following:

                                                            JUNE 30,  2006
                                                ------------------------------------
                                                                              NET
                                                             ACCUMULATED      BOOK
                                                   COST     AMORTIZATION     VALUE
                                                    $            $             $
                                                ---------   ------------   ---------
Computer equipment                                242,731      115,266       127,465
Office equipment and furniture                    255,761      120,651       135,110
Laboratory equipment                            1,726,231      554,348     1,171,883
Leasehold improvements                            228,860       66,675       162,185
                                                ---------      -------     ---------
                                                2,453,583      856,940     1,596,643
                                                =========      =======     =========

                                                            June 30, 2005
                                                ------------------------------------
                                                                              Net
                                                             Accumulated      book
                                                   Cost     amortization     value
                                                    $            $             $
                                                ---------   ------------   ---------
Computer equipment                               151,024       101,007       50,017
Office equipment and furniture                   237,451        98,579      138,872
Laboratory equipment                             525,654       261,377      264,277
Leasehold improvements                            58,139        58,139           --
                                                 -------       -------      -------
                                                 972,268       519,102      453,166
                                                 =======       =======      =======

Included in the value of computer equipment and office equipment and furniture at June 30, 2006 is equipment under capital lease with a cost of $99,934 [June 30, 2005 - $113,434] and accumulated amortization of $43,425 [June 30, 2005 -
$37,821].

                                            CONSOLIDATED FINANCIAL STATEMENTS 59


8. INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                             JUNE 30, 2006
                                                --------------------------------------
                                                                               NET
                                                              ACCUMULATED      BOOK
                                                   COST      AMORTIZATION      VALUE
                                                     $             $             $
                                                ----------   ------------   ----------
Technology acquired on acquisition of Waratah
   Pharmaceuticals Inc. ("Waratah")             39,799,917    35,488,259     4,311,658
Technology acquired from Biogenesys, Inc.          137,000       125,579        11,421

Technology acquired from Protana [note 4]        3,459,633       461,287     2,998,346
Technology, products and patents
    acquired from ENI [note 3]                  30,713,885     2,060,316    28,653,569

Workforce acquired from Protana [note 4]           623,276        83,103       540,173
Patents acquired from Protana [note 4]             329,685        43,956       285,729
Patent portfolio [note 18[d]]                      286,000        19,067       266,933
                                                ----------    ----------    ----------
                                                75,349,396    38,281,567    37,067,829
                                                ==========    ==========    ==========

                                                             June 30, 2005
                                                --------------------------------------
                                                                               Net
                                                              Accumulated      book
                                                   Cost      amortization      value
                                                    $             $             $
                                                ----------   ------------   ----------
Technology acquired on acquisition of Waratah   39,799,917    27,528,275    12,271,642
Technology acquired from Biogenesys, Inc.          137,000        98,179        38,821
                                                ----------    ----------    ----------
                                                39,936,917    27,626,454    12,310,463
                                                ==========    ==========    ==========

The amortization to be taken on intangible assets by fiscal year is as follows:

2007   11,405,575
2008    7,082,495
2009    7,082,495
2010    7,082,495
2011    4,414,769
       ----------
       37,067,829
       ==========

60 CONSOLIDATED FINANCIAL STATEMENTS


9. DEFERRED REVENUE AND DEFERRED CHARGES

In August 2004, the Company signed a licensing agreement with Novo Nordisk A/S ["Novo Nordisk"] [the "Licensing Agreement"]. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Islet Neogenesis Therapy [I.N.T.(TM)] technology, except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk will pay to the Company upfront and milestone payments which, assuming all development milestones are achieved, will total U.S. $48 million, an equity investment in the Company of $6 million [note 13[b][iii]] and commercial milestone payments and royalty payments on net sales. This licensing agreement has been amended, see Subsequent event note 22[c].

The Licensing Agreement also provides for the Company to continue advancing programs that are already in clinical development, specifically E1-I.N.T.(TM). The Company has received clearance from the U.S. Food and Drug Administration to initiate clinical trials for E1-I.N.T.(TM), in patients with both type I and type II diabetes, to evaluate efficacy, safety and tolerability and has commenced both trials. The Company will fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk will retroactively reimburse the Company for costs incurred.

To date, under the Licensing Agreement, the Company has received a total of $2,880,553 [U.S. $2,250,000]. Of this total, $1,968,580 [U.S. $1,500,000] was recorded as deferred revenue and is being recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue recognized for the year ended June 30, 2006 is $131,244 [2005 - $109,370].

The remaining $911,973 [U.S. $750,000] was received for expenditures relating to a joint research program. Of this amount, $385,676 [U.S. $317,130] has been spent on joint research expenses incurred and the balance of $526,297 [U.S. $432,870] has been recorded as current deferred revenue until the corresponding research expenses are incurred in fiscal 2007.

Under the terms of an agreement between the Company and the General Hospital Corporation ["GHC"], the Company paid to GHC sub-licensing fees of $132,400 [U.S. $100,000], in respect of certain payments received under the Licensing Agreement. These sub-licensing fees have been recorded as deferred charges and are being amortized as research and development, net over the term of the Licensing Agreement, which has been estimated as 15 years. For the year ended June 30, 2006, sub-licensing fees amortized as research and development, net, amounted to $8,832 [2005 - $7,360]. Note 19[d].

                                            CONSOLIDATED FINANCIAL STATEMENTS 61


10. ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the share purchase agreement. Therefore, the Company classified the assets and liabilities of SCT as assets transferred under a contractual arrangement. Using the cost recovery method, the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value at June 30, 2006 of nil. Future proceeds will be recorded as a gain upon receipt.

During fiscal 2006, the Company received the first anniversary payment of $475,000 in cash. Total payments received to date in the amount of $800,000, net of disposition costs of $58,403, have been recorded against the assets transferred.

SCT incurred losses, including the amortization of the related technology, of $618,922 during the year ended June 30, 2006, which have been recorded as losses of company transferred under contractual arrangement with the corresponding amount reducing assets transferred under contractual arrangement. Total SCT losses recorded since October 2004 are $1,225,165.

The following table shows the changes in the Company's interest in the net assets of SCT during the period from October 4, 2004 to June 30, 2006:

                                                                          $
                                                                     ----------
NET ASSETS AT OCTOBER 4, 2004                                         1,966,762
Payments received, net of disposition costs                            (266,597)
Equity losses recorded                                                 (606,243)
                                                                     ----------
NET ASSETS AT JUNE 30, 2005                                           1,093,922
Payments received                                                      (475,000)
Equity losses recorded                                                 (618,922)
                                                                     ----------
NET ASSETS AT JUNE 30, 2006                                          $       --
                                                                     ==========

62 CONSOLIDATED FINANCIAL STATEMENTS


11. PROVISION FOR FACILITY CLOSURE

In connection with the acquisition of Waratah on January 15, 2002, the Company consolidated the management team and closed the Woburn Facility. As a result, the Company recorded provisions for severance and lease exit costs. The following table shows the changes in these provisions during the years ended June 30, 2006 and 2005:

                                              SEVERANCE   LEASE EXIT
                                                COSTS        COSTS      TOTAL
                                                  $            $           $
                                              ---------   ----------   --------
PROVISION AT JUNE 30, 2004                        --        516,185     516,185
Payments during 2005                              --       (306,659)   (306,659)
                                                 ---       --------    --------
PROVISION AT JUNE 30, 2005                        --        209,526     209,526
Payments during 2006                              --       (209,526)   (209,526)
                                                 ---       --------    --------
BALANCE AT JUNE 30, 2006                          --             --          --
                                                 ===       ========    ========

The lease on the Woburn Facility expired in April 2006.

June 30, 2006

12. LONG TERM DEBT

[a] In conjunction with the Protana asset purchase, the Company entered into an Assignment and Assumption Agreement with Oxford Finance Corporation ("Oxford") and assumed the full amount of Protana's indebtedness to Oxford in the amount of $2,543,372 USD as at November 1, 2005.

The full amount of the indebtedness is secured by certain assets purchased from Protana. The Company is authorized to sell these assets and the full proceeds from the sale will be applied against the outstanding principal balance of the loan, in the form of a Disposition Payment. Disposition Payments are not subject to Prepayment Fees.

In addition to Disposition Payments, the Company may voluntarily prepay in full, but not in part, the entire principal amount of indebtedness outstanding as of the date of the prepayment. Prepayments are subject to prepayment fees. If the prepayment occurs prior to the first anniversary of the loan, the Company will be required to pay 5% of the then outstanding principal amount of the indebtedness. After the first anniversary date of the loan, the prepayment fee reduces to 2% of the outstanding principal balance. Changes in the loan balance from the date of acquisition are as follows:

                                                                          $
                                                                     -----------
Oxford loan payable, interest at 9.41%, payable in monthly
   blended payments of US $121,283, secured by specified
   equipment, payable in full on September 1, 2007 [note 4]           3,001,433
Disposition Payments                                                 (1,682,646)
Principal repayments                                                   (990,651)
Foreign exchange gain                                                   (36,012)
                                                                     ----------
BALANCE AS OF JUNE 30, 2006 - DUE IN ONE YEAR                           292,124
                                                                     ==========

[b] As a result of the ENI acquisition, the Company acquired the following debt:

                                                                          $
                                                                     -----------
Canadian Gene Cure Foundation note payable, non-interest bearing
   payable in full by June 30, 2006 [note 3]                            67,500
Principal repayments                                                   (67,500)
                                                                      --------
BALANCE AS OF JUNE 30, 2006                                           $     --
                                                                      ========

                                            CONSOLIDATED FINANCIAL STATEMENTS 63


13. SHARE CAPITAL

[a]  AUTHORIZED

     At June 30, 2006, the authorized share capital of the Company consists of unlimited common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b]  ISSUED AND OUTSTANDING AND CHANGES DURING THE PERIOD

COMMON SHARES                                                      #            $
-------------                                                 -----------   ----------
BALANCE, JUNE 30, 2004                                        106,522,735   66,001,437
Retroactive adjustment for stock-based
   compensation [note 2]                                               --        5,425
Issued pursuant to private placement, net [iii]                 5,000,000    5,986,896
Exercise of share purchase warrants [note 13[c][i]]             5,397,387    3,754,956
Exercise of Agents' Warrants [note 13[c][iii]]                  2,147,699    1,288,619
Exercise of stock options [note 13[d][i]]                         143,300      217,018
Shares issued to ENI [note 3]                                     884,956           --
                                                              -----------   ----------
BALANCE, JUNE 30, 2005                                        120,096,077   77,254,351
Shares issued for purchased assets of Protana, net [note 4]     2,000,000    1,184,569
Issued pursuant to a bought deal financing, net [i]            15,575,000    9,648,600
Issued on exercise of Exchange Rights [note 3]                  1,239,600    1,009,437
Issued on acquisition of ENI, net [note 3]                     18,985,308   10,727,317
Issued to acquire patent portfolio [note 18[d]]                   414,492      286,000
Exercise of stock options [note 13 [d][i]]                         22,902       13,054
Cancellation of shares issued to ENI [ii]                        (884,956)    (559,475)
                                                              -----------   ----------
BALANCE, JUNE 30, 2006                                        157,448,423   99,563,853
                                                              ===========   ==========

[i] On January 4, 2006, the Company completed an offering for 15,000,000 common shares for gross proceeds of $10,350,000. In connection with the offering, the Company granted the underwriters an option, exercisable before February 3, 2006, to purchase up to an additional 2,250,000 common shares of the Company at a price of $0.69 per share to cover over-allotments. The underwriters purchased an additional 575,000 common shares for gross proceeds of $396,750. The Company incurred total share issuance costs on the offering of $1,098,150, resulting in net cash proceeds of $9,648,600.

[ii] Under the terms of the Initial Agreement with ENI, the Company issued
     884,956 common shares of the Company to ENI. Upon acquisition of 100% of the remaining ENI common shares outstanding, the 884,956 common shares were cancelled. The assigned value of the cancelled shares, in the amount of $559,475 has been reclassified to contributed surplus.

[iii] On August 27, 2004, under the terms of the Licensing Agreement, the
     Company sold 5,000,000 common shares to Novo Nordisk at a purchase price of $1.20 per common share, through a private placement, for a total amount of $6,000,000. The cash proceeds from the private placement, net of expenses, were $5,986,896.

[iv] The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the year ended June 30, 2006 is 135,063,934 [2005 - 114,854,175].

     For the year ended June 30, 2006, 719,174 [2005 - 734,698] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

64 CONSOLIDATED FINANCIAL STATEMENTS


[c] SHARE PURCHASE WARRANTS AND AGENTS' WARRANTS

SHARE PURCHASE WARRANTS                                   #           $
-----------------------                              ----------   ---------
SHARE PURCHASE WARRANTS OUTSTANDING, JUNE 30, 2004    6,782,002   1,126,712
Exercise of share purchase warrants [i]              (5,397,387)   (640,097)
                                                     ----------   ---------
SHARE PURCHASE WARRANTS OUTSTANDING, JUNE 30, 2005    1,384,615     486,615
Expiry of share purchase warrants [ii]               (1,384,615)   (486,615)
                                                     ----------   ---------
SHARE PURCHASE WARRANTS OUTSTANDING, JUNE 30, 2006           --          --
                                                     ==========   =========

AGENTS' WARRANTS                                          #           $
----------------                                     ----------   ---------
AGENTS' WARRANTS OUTSTANDING, JUNE 30, 2004           1,431,800    329,314
Exercise of Agents' Warrants [iii]                   (1,431,800)  (329,314)
                                                     ----------   --------
AGENTS' WARRANTS OUTSTANDING, JUNE 30, 2005                  --         --
                                                     ==========   ========

[i] Share purchase warrants totaling 5,397,387 were exercised during fiscal 2005. These warrants had a recorded value of $640,097 and resulted in cash proceeds to the Company of $3,114,859.

[ii] Each warrant entitled the holder to purchase one common share of the Company at a purchase price of $1.00. These warrants expired unexercised on February 24, 2006 and the consideration associated with these warrants was reclassified to contributed surplus.

[iii] Agents' Warrants totaling 1,431,800, as well as the underlying share purchase warrants, were exercised during fiscal 2005. These warrants had a recorded value of $329,314 and resulted in cash proceeds to the Company of $959,305.

[d] STOCK OPTIONS

STOCK OPTIONS                                                       #           $
-------------                                                  ----------   --------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2004                        3,585,031    566,997
Retroactive adjustment for stock-based compensation [note 2]           --     39,755
Stock options issued                                            1,182,500         --
Exercise of stock options [i]                                    (143,300)   (77,175)
Stock options expired [ii]                                       (526,069)  (165,323)
Stock based compensation expense                                       --    379,374
                                                               ----------   --------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2005                        4,098,162    743,628
Stock options issued                                            2,192,368         --
Stock options exercised [i]                                       (22,902)    (5,038)
Stock options expired [ii]                                     (2,029,593)  (369,431)
Stock based compensation expense                                       --    405,699
                                                               ----------   --------
STOCK OPTIONS OUTSTANDING, JUNE 30, 2006                        4,238,035    774,858
                                                               ==========   ========

[i] Stock options totaling 22,902 were exercised in fiscal 2006 [2005-143,300]. These stock options had a recorded value of $5,038 [2005 - $77,175] and resulted in cash proceeds to the Company of $8,016 [2005 - $139,843].

                                            CONSOLIDATED FINANCIAL STATEMENTS 65


[ii] Of the stock options that expired during fiscal 2006, 583,331 [2005 -
     194,165] were included as part of the consideration for the acquisition of Waratah. Accordingly, the consideration associated with these options, in the amount of $367,499 [2005 - $122,324] was reclassified to contributed surplus when they expired.

[iii] The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2006 are $3,744,775 [June 30, 2005 - $4,746,750].

[e]  EXCHANGE RIGHTS

EXCHANGE RIGHTS [NOTE 3]                          #           $
------------------------                     ----------   --------
EXCHANGE RIGHTS OUTSTANDING, JUNE 30, 2004           --         --
Exchange Rights issued                        4,000,000    388,000
                                             ----------   --------
EXCHANGE RIGHTS OUTSTANDING, JUNE 30, 2005    4,000,000    388,000
Exchange Rights exercised [i]                (1,500,000)  (145,500)
Exchange Rights expired unexercised [ii]     (2,500,000)  (242,500)
                                             ----------   --------
Exchange Rights outstanding, June 30, 2006           --         --
                                             ==========   ========

[i] On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI with a value of $863,937.

[ii] The remaining 2,500,000 Exchange Rights expired unexercised on February 4,
     2006 and the consideration associated with these Exchange Rights was reclassified to contributed surplus.

14. STOCK-BASED COMPENSATION PLANS

In November 1999, the Company established a Stock Option Plan [the "Plan"] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.

In December, 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.

All stock options granted under the Plan must be exercised within a maximum period of five years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares, of which 352,856 have been issued, resulting in a remaining maximum of 15,391,986 as at June 30, 2006. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.

66 CONSOLIDATED FINANCIAL STATEMENTS

The options acquired through the acquisition of Waratah are governed by the terms of the Waratah option plan which has the same terms and vesting as the Plan.

A summary of options outstanding as at June 30, 2006 under the plans are presented below:

                                OUTSTANDING                                       EXERCISABLE
              -----------------------------------------------   -----------------------------------------------
  RANGE OF                WEIGHTED AVERAGE   WEIGHTED AVERAGE               WEIGHTED AVERAGE   WEIGHTED AVERAGE
  EXERCISE    NUMBER OF       REMAINING          EXERCISE       NUMBER OF       REMAINING          EXERCISE
   PRICES      OPTIONS    CONTRACTUAL LIFE         PRICE         OPTIONS    CONTRACTUAL LIFE         PRICE
     $            #            [YEARS]               $              #            [YEARS]               $
-----------   ---------   ----------------   ----------------   ---------   ----------------   ----------------
0.28 - 0.35     329,000          2.2               0.35           233,843          2.2               0.35
0.52 - 0.80   2,664,869          4.0               0.65           616,107          3.9               0.65
1.08 - 1.42     777,500          3.0               1.27           574,756          3.0               1.27
1.55 - 2.10     466,666          0.2               1.93           466,666          0.2               1.93
              ---------                                         ---------
              4,238,035                                         1,891,372
              =========                                         =========

A summary of options outstanding as at June 30, 2005 under the plans are presented below:

                                OUTSTANDING                                       EXERCISABLE
              -----------------------------------------------   -----------------------------------------------
  RANGE OF                WEIGHTED AVERAGE   WEIGHTED AVERAGE               WEIGHTED AVERAGE   WEIGHTED AVERAGE
  EXERCISE    NUMBER OF       REMAINING          EXERCISE       NUMBER OF       REMAINING          EXERCISE
   PRICES      OPTIONS    CONTRACTUAL LIFE         PRICE         OPTIONS    CONTRACTUAL LIFE         PRICE
     $            #            [YEARS]               $              #            [YEARS]               $
-----------   ---------   ----------------   ----------------   ---------   ----------------   ----------------
0.28 - 0.35     379,000          3.3               0.35           220,986          3.3               0.34
0.63 - 0.80     997,500          2.2               0.76           608,424          0.7               0.77
1.02 - 1.42   2,013,331          2.0               1.19         1,648,983          1.5               1.17
1.55 - 2.30     674,997          0.9               2.01           644,998          0.9               2.03
2.40 - 3.30      33,334          0.4               3.08            33,334          0.4               3.08
              ---------                                         ---------
              4,098,162                                         3,156,725
              =========                                         =========

For the year ended June 30, 2006, the effect of the adoption of the fair value method of stock-based compensation expense is an increase to general and administrative expense of $255,495 [2005 - $246,415] and an increase to research and development, net, of $150,204 [2005 - $132,959] with the corresponding total included as an increase to stock options.

The fair value of options granted during fiscal 2006 is $1,032,781 [2005 - $873,525] The fair value of the options at the date of grant for the year ended June 30, 2006 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life 4 years [2005 - 2 to 4 years], volatility between 0.932 - 1.088 [2005 -0.861 and 1.217], risk free interest rate between 2.56% and 3.36% [2005 - 1.90% and 2.85%] and a dividend yield of 0% [2005 - 0%].

The weighted average grant date fair value of options granted during the year ended June 30, 2006 was $0.47 [2005 - $0.74].

                                            CONSOLIDATED FINANCIAL STATEMENTS 67


15. INCOME TAXES

[a] As at June 30, 2006, the Company has total Canadian non-capital losses of approximately $33,236,000 [2005 - $25,452,000] available for carryforward, the benefit of which has not been recorded. The non-capital losses will begin to expire as follows:

            $
       ----------
2007      239,000
2008    5,856,000
2009    6,894,000
2010    3,747,000
2014    2,628,000
2015    4,329,000
2016    9,543,000
       ----------
       33,236,000
       ==========

As at June 30, 2006, the Company also has approximately $10,998,000 [2005 - $7,278,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years' taxable income. During fiscal 2006, the Company recorded $202,000 [2005 - $247,763] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $1,825,000 [2005 - $1,706,000] in federal ITCs that can be carried forward for up to ten years and used to reduce the Company's taxes payable.

[b] Significant components of the Company's future tax assets and liabilities are as follows:

                                                    2006         2005
                                                     $             $
                                                -----------   ----------
FUTURE TAX ASSETS
Capital and intangible assets                     1,683,023    1,258,947
Other                                                20,192      200,213
Non-capital loss carryforwards                   11,321,385    9,218,598
Canadian scientific research and experimental
   development expenditures                       3,794,231    2,628,689
Investment tax credits                            1,478,313    1,328,673
Financing and share issuance costs                  677,637      358,199
                                                -----------   ----------
TOTAL FUTURE TAX ASSETS                          18,974,781   14,993,319
                                                ===========   ==========
FUTURE TAX LIABILITIES
Intangible assets                               (10,994,708)   (4,432,517)
Capital gains                                       (13,497)      (10,908)
Leasehold inducement                                (33,953)           --
                                                -----------   -----------
TOTAL FUTURE TAX LIABILITIES                    (11,042,158)   (4,443,425)
                                                -----------   -----------
                                                  7,932,623    10,549,894
Less valuation allowance                        (15,947,989)  (10,549,894)
                                                -----------   -----------
NET FUTURE TAX LIABILITY                          8,015,366            --
                                                ===========   ===========

68 CONSOLIDATED FINANCIAL STATEMENTS

[c] The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

                                                                    2006         2005
                                                                      $            $
                                                                 ----------   ----------
Tax recovery at combined federal and provincial rates            (9,138,850)  (5,084,051)
Adjustment for lower tax rate jurisdictions                              --       (1,161)
Non-deductible permanent differences:
   Losses of company transferred under contractual arrangement      223,555      218,975
   Stock-based compensation                                         146,538      137,030
   Equity loss in ENI                                               172,554       66,326
   Other                                                              7,805       10,613
Impact of changes in tax rates                                    (252,276)           --
Utilization of future tax assets                                         --      131,468
Future tax assets not recognized for accounting                   7,080,327    3,473,046
                                                                 ----------   ----------
                                                                 (1,760,347)  (1,047,754)
                                                                 ==========   ==========

16. RELATED PARTY TRANSACTIONS

During fiscal 2006, the Company paid legal fees to a law firm where the Company's Secretary is a partner and to a corporation controlled by the Company's Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2006 were $1,388 [2005 - $14,938] and are included in general and administrative expenses. The balance owing at June 30, 2006 is $ 443 [2005 - $1,051]. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

17. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

                                             2006         2005
                                               $           $
                                           --------   ----------
Receivables                                (167,951)      99,917
Investment tax credits receivable           (17,876)     (54,518)
Research inventory                          243,776   (2,099,534)
Prepaid expenses and deposits               (12,582)    (144,349)
Deferred charges                                 --     (125,040)
Accounts payable and accrued liabilities    126,397      792,669
Deferred revenue                             61,189    1,272,499
Provision for facility closure                   --     (225,982)
                                           --------   ----------
                                            232,953     (484,338)
                                           ========   ==========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid                               139,674        7,146
Income tax paid                                  --          559
                                           ========   ==========

                                            CONSOLIDATED FINANCIAL STATEMENTS 69


18. NON-CASH TRANSACTIONS

During fiscal 2006 and 2005, the Company entered into the following non-cash activities:

     [a] On November 1, 2005, the Company purchased assets of $8,315,691 from Protana for cash consideration of $3,109,756. The remaining consideration was non-cash and was comprised of the issuance of 2,000,000 common shares in the amount of $1,184,569 net of issuance costs, the assumption of long-term debt in the amount of $3,001,433 (US $2,543,372) and liabilities to specified creditors and other arm's-length parties totaling $1,019,933 [note 4].

     [b] On January 27, 2006, 1,500,000 Exchange Rights were exercised, resulting in the Company issuing 1,239,600 Transition common shares in exchange for 1,500,000 common shares of ENI. The common shares issued had a fair value of $863,937 plus the fair value of the Exchange Rights exercised of $145,500 for a total of $1,009,437.

     [c] On March 10, 2006, the Company completed the step acquisition of ENI and acquired net assets of $24,809,177 for total share consideration of $11,591,254, contingent consideration payable of $10,520,692, investment in ENI of $2,443,935 and acquisition costs of $253,296 [note 3].

     [d] On March 14, 2006, the Company signed an exclusive license agreement to a patent portfolio with London Health Sciences Centre Research Inc. ("Agreement"). Under the terms of the Agreement, the Company issued 414,492 common shares having a value of $286,000 in exchange for the patent portfolio.

     [e] Capital assets of nil [2005 - $25,820] are included in accounts payable and accrued liabilities at June 30, 2006.

     [f] On November 4, 2004, the Company issued 884,956 common shares and 4,000,000 Exchange Rights to acquire an interest in ENI [note 3].

19. COMMITMENTS

[a] As at June 30, 2006, the Company is committed to aggregate expenditures of $198,000 [2005 -$61,000] under its collaboration agreements. In addition, at June 30, 2006, the Company is committed to aggregate expenditures of approximately $3,440,000 [2005 - $2,850,449] for clinical and toxicity studies to be completed during fiscal 2007 and approximately $202,000 [2005
     - $122,711] for manufacturing agreements.

[b] The Company leases photocopier equipment under a capital lease which expires in December 2008. Future minimum annual lease payments under this lease in aggregate and over the next four years are as follows:

                          $
                        ------
2007                    21,889
2008                    21,889
2009                    10,946
                        ------
                        54,724
Less imputed interest    5,933
                        ------
                        48,791
Less current portion    18,390
                        ------
                        30,401
                        ======

70 CONSOLIDATED FINANCIAL STATEMENTS

[c] The Company leases various premises under operating leases expiring at various dates to June 30, 2011 with an option to extend to 2015. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years and thereafter are as follows:

                           $
                        -------
2007                    160,048
2008                    160,048
2009                    160,048
2010                    160,048
2011                    160,048
Thereafter              150,000
                        -------
                        950,240
                        =======

     During the year, the rental expense for the various premises under operating leases was $547,694 [2005 - $336,421] of which $171,183 [2005 -
     $250,372] was charged against the accrual for facility closure [note 11].

[d]  The following commitments are associated with Waratah:

     [i]  General Hospital Corporation:

          The Company owns 50% of certain patent rights issued in connection with the I.N.T.(TM) technology for the treatment of juvenile diabetes and has a license agreement with GHC whereby GHC assigned the Company an exclusive worldwide license for the remaining 50% of the aforementioned patent rights. Under the license agreement, the Company is committed to making royalty payments of 1.5% on the net sales of any product commercialized based on this technology. This royalty rate can be reduced to 0.75% by the Company through the payment of buy-back options ranging from U.S. $250,000 to U.S. $1.25 million depending on the stage of the development of the I.N.T.(TM) product at the time of the buy-back. In addition, the Company is committed to make payments ranging from 5%-10% of non-royalty sublicense fees and milestone payments received by the Company from Novo Nordisk as described in note 9. The agreement remains in force until the expiration of the last to expire patent.

     [ii] Research Corporation Technologies:

          The Company has a license agreement with Research Corporation Technologies ["RCT"], a company based in Arizona, for the use of RCT's patented protein expression system for the production of the Company's therapeutics proteins.

          Under the agreement, the Company will pay RCT royalties of 1.5% on net sales, including minimum annual royalties of U.S. $30,000 in 2002 and thereafter for the term of the agreement.

     [iii] London Health Sciences Center Research Inc. ("LHSCRI"):

          As disclosed in note 18[d], the Company issued to LHSCRI 414,492 Transition common shares having a value of $286,000. If such shares are sold before October 29, 2006 for proceeds of less than $286,000, the company will provide LHSCRI a cash payment equal to the difference. In addition, LHSCRI is entitled to receive up to $2,650,000 in milestone payments and a royalty of 5% on revenues received by the Company related to the license of the technology. The agreement remains in force until the expiration of the last to expire patent.

                                            CONSOLIDATED FINANCIAL STATEMENTS 71


[e]  The following commitment is associated with ENI [note 3]:

     [i]  AZD-103 Technology License:

          The Company has a worldwide exclusive license to intellectual property relating to AZD-103 with the inventor, an Alzheimer's disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestones of up to $170,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.

20. GUARANTEES

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

21. SEGMENT DISCLOSURE

The Company operates in one business segment, the research and development of therapeutic agents, and operates in Canada.

22. SUBSEQUENT EVENTS

[a] Signed Global Collaboration Agreement with Elan Pharma International Limited to Develop and Commercialize the Company's Alzheimer's Disease Drug AZD-103

On September 25, 2006, Elan Pharma International Limited (Elan) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company's novel therapeutic agent, AZD-103, for the treatment of Alzheimer's disease. AZD-103 is a small molecule compound in Phase I clinical development that acts by breaking down and preventing the assembly of beta amlyoid fibrils, a hallmark pathology of Alzheimer's disease.

Under the terms of the agreement, the Company will receive upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of AZD-103, the Company will be eligible to receive milestone payments of up to US$185 million. Elan and the Company will share the costs and operating profits of AZD-103 if successfully developed and commercialized. Each party's cost share and ownership interest may vary throughout the term of the Agreement dependent on certain elections that may be made during the development of AZD-103. Under the terms of the agreement the Company can elect to convert the co-development collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.

72 CONSOLIDATED FINANCIAL STATEMENTS

[b] Research Funding Provided by the Juvenile Diabetes Research Foundation International ("JDRF"):

The Company and the JDRF entered into an agreement, effective September 13, 2006, in which the JDRF will provide funding to assist in the development of GLP1-I.N.T.(TM) over a two year period. The JDRF will contribute milestone driven payments of up to US$4 million. In return for the funding, the JDRF may receive a multiple of up to five times the funding provided in the form of 5% of GLP1-I.N.T.(TM) revenues received by the Company prior to the time of product regulatory approval with the balance being paid over a five year period following regulatory approval.

[c] Amendment to the Novo Nordisk License Agreement:

On July 17, 2006, the Company and Novo Nordisk amended the I.N.T.(TM) license agreement to restate the rights and responsibilities of the parties. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T.(TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM). Novo Nordisk has in association with the execution of the amendment paid US$500,000 to the Company. Additionally, the Company has received from Novo Nordisk US$500,000 in research and development funding in calendar 2006. The financial terms of the amended agreement remain the same, where the Company will receive future E1-I.N.T.(TM) developmental milestone payments potentially totalling $US46 million plus commercial milestones and royalties on sales of E1-I.N.T.(TM) products.

The Company is currently advancing the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the ongoing clinical trials, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision the Company will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

23. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.